Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number for Registration Statement on

Form S-4 filed by Regional Health Properties, Inc.: 333-269750

EXPLANATORY NOTE

On June 21, 2023, Regional Health Properties, Inc. issued the following press release to remind shareholders to vote at its Special Meeting of Shareholders to be held on June 27, 2023.

Regional Health Properties, Inc. Reminds Shareholders of Upcoming Special Meeting and Encourages Shareholders to Vote

ATLANTA, GA, June 21, 2023 — Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA) (“RHE” or the “Company”) reminds its shareholders to vote at the upcoming special meeting (the “Special Meeting”) of the holders of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) and the holders of the Company’s common stock (the “Common Stock”) and Series E Redeemable Preferred Shares (the “Series E Preferred Stock”) to be held on Tuesday, June 27, 2023 at 10:00 a.m., Eastern Time, at Sonesta Gwinnett Place Atlanta, located at 1775 Pleasant Hill Road, Duluth, Georgia.

As previously announced, the Company commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding shares of Series A Preferred Stock for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares.

In addition, Charles Frischer, a holder of 17.1% of the Series A Preferred Stock, has indicated that he has elected to support the Exchange Offer.

THE BOARD OF DIRECTORS URGES YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

If your shares of Series A Preferred Stock are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Exchange Offer, you should contact that registered holder promptly and instruct such holder to tender your shares of Series A Preferred Stock on your behalf. If you are a Depository Trust Company (“DTC”) participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program. Please see the Proxy Statement/Prospectus relating to the Exchange Offer (as it may be supplemented and amended from time to time, the “Proxy Statement/Prospectus”) for more information.

Morrow Sodali LLC is acting as the Information Agent in connection with the Exchange Offer and as the Proxy Solicitor in connection with the Special Meeting, and Continental Stock Transfer & Trust Company, our transfer agent, is acting as the Exchange Agent in connection with the Exchange Offer.

The complete terms and conditions of the Exchange Offer are set forth in the Proxy Statement/Prospectus and the related Letter of Transmittal (the “Letter of Transmittal”) that are filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Schedule TO/13E-3 and were sent to holders of Series A Preferred Stock and holders of Common Stock and Series E Preferred Stock, as applicable. The Proxy Statement/Prospectus and the notice of the Special Meeting were mailed to holders of record of Series A Preferred Stock and holders of record of Common Stock and Series E Preferred Stock as of the close of business on May 11, 2023 beginning on or about May 25, 2023. You may obtain free copies of the Proxy Statement/Prospectus, the related Letter of Transmittal and all other documents containing important information about RHE and the Exchange Offer through the SEC’s website at www.sec.gov or by contacting the Information Agent and Proxy Solicitor, Morrow Sodali LLC, at (203) 658-9400 for banks and brokers (collect) and (800) 662-5200 for all other callers (toll free). You will not be charged for any of these documents that you request.

About Regional Health Properties

Regional Health Properties, Inc., a Georgia corporation, is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care. For more information, visit www.regionalhealthproperties.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed Exchange Offer (the “proposed transaction”), RHE filed with the SEC a registration statement on Form S-4 on February 14, 2023 (as amended on April 28, 2023, May 18, 2023 and May 22, 2023) that includes a proxy statement and that also constitutes a prospectus. The registration statement was declared effective by the SEC on May 25, 2023 at 9:00 a.m., Eastern Time. RHE filed the definitive proxy statement/prospectus in connection with the proposed transaction with the SEC. RHE commenced mailing the definitive proxy statement/prospectus to shareholders on or about May 25, 2023. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (as supplemented or amended, the “Schedule TO/13E-3”) for the proposed transaction. RHE intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3, the definitive proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on December 30, 2022, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Company Contact

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

Tel (678) 368-4402

brent.morrison@regionalhealthproperties.com